Exhibit 99.1


SECURED INCOME L.P.

Sponsored by Affiliates of:                               P.O. Box 7090
WILDER RICHMAN CORPORATION                                Troy, MI  48007-7090
                                                          (888) 594-1397
                                                          (248) 614-4536 FAX


May 18, 2000

INVESTOR REPORT AND STATEMENT

Re:  Secured Income L.P. (the "Partnership")

Dear Unit Holder:

                  As you may know, a tender offer to purchase up to 4.9% of the outstanding Units of Secured Income L.P. (the "Partnership") has been announced by Bond Purchase, L.L.C., a Missouri limited liability company (the "Bond Purchase Offer").

                  The Partnership has filed with the Securities and Exchange Commission a statement on Schedule 14D-9 relating to the Bond Purchase Offer. A copy of that Schedule 14D-9, which you should read carefully, is enclosed with this letter.

                  As set forth in the Schedule 14D-9, the Partnership and the General Partners of the Partnership are making no recommendation as to whether Unit Holders should tender their Units in response to the Bond Purchase Offer.

                  In considering whether to tender Units, the Partnership believes that Unit Holders should carefully consider all of the surrounding circumstances and available information. Considerations that could affect your decision may include, but are by no means limited to, the following:

         o The Partnership understands that tender offers for Units other than the Bond Purchase Offer have been made in recent years by other parties, and that within the past 12 months Units have been sold in private transactions, including other tender offers, at prices ranging up to $8.60 per Unit.

         o Consistent with previous discussions in Annual and Quarterly Reports to Unit Holders, it is possible, but not certain, that existing indebtedness of one of the Partnership's underlying operating partnership investments may be refinanced or restructured. As discussed in the March 31, 2000 Quarterly Report (copy enclosed), such refinancing and restructuring may occur within the next month, in a manner that could reduce, or eliminate altogether, the

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                  prohibitions on potential distributions of cash flow from that operating partnership or otherwise have implications for the Partnership and the Unit Holders. Such a refinancing or restructuring may result in a distribution to Unit Holders of $7 to $10 per Unit. There can be no assurance that any such refinancing or restructuring that would result in a distribution to Unit Holders will be completed. Even if such a refinancing or restructuring is completed, there can be no assurance as to the timing or amount of any distribution to Unit Holders.

         o The Partnership understands that an affiliate of one of the General Partners is currently considering making an offer to acquire Units for cash. There can be no assurance that any such offer to purchase Units, from such affiliate or any other party, will proceed or, if it does proceed, as to the time of commencement, price or other terms of such an offer.

                  The foregoing are only some of the considerations that may be relevant to Unit Holders. These and certain other matters are mentioned in greater detail in the enclosed Schedule 14D-9, which you should read carefully in its entirety.

                  The Bond Purchase Offer states that tenders of Units will be accepted until 5:00 p.m., on June 15, 2000 unless such date is extended, and properly tendered Units will be accepted on a "first-received, first-buy" basis. All Unit Holders are advised to carefully consider the Bond Purchase Offer and the alternatives.

                                   Very truly yours,

                                   SECURED INCOME L.P.

                                   By:  Wilder Richman Resources Corporation,
                                        General Partner

                                        Gina S. Scotti

                                        Gina S. Scotti
                                        Secretary